100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7
Tel: +1 (416) 915-4149

444 Cedar Street, Suite 2060, St. Paul, MN 55101
Tel: +1 (651) 389-4100

www.polymetmining.com

TSX: POM, NYSE MKT: PLM

NEWS RELEASE	2016-10

POLYMET REPORTS SECOND QUARTER FISCAL 2017 RESULTS

LOAN MATURITY EXTENDED

St. Paul, Minn., September 15, 2016 – PolyMet Mining Corp. TSX: POM; NYSE MKT: PLM – today reported that it has filed its financial results for the three and six months ended July 31, 2016. PolyMet and Glencore AG, a wholly owned subsidiary of Glencore plc (together “Glencore”), have also agreed to extend the maturity of the existing loans. PolyMet controls 100 percent of the development-stage NorthMet copper-nickel-precious metals ore body and the nearby Erie Plant, located near Hoyt Lakes in the established mining district of the Mesabi Iron Range in northeastern Minnesota.

The financial statements have been filed at www.polymetmining.com and on SEDAR and EDGAR and have been prepared in accordance with International Financial Reporting Standards. All amounts are in U.S. funds. Copies can be obtained free of charge by contacting the Corporate Secretary at First Canadian Place, 100 King Street West, Suite 5700, Toronto, Ontario M5X 1C7 or by e-mail at info@polymetmining.com.

HIGHLIGHTS OF FISCAL 2017 TO-DATE

•

On March 3, 2016, the state determined that the NorthMet Final Environmental Impact Statement addresses the objectives defined in the EIS scoping review, meets procedural requirements and responds appropriately to public comments. The 30-day period allowed by law to challenge the state’s decision passed without any legal challenge being filed. The Final EIS demonstrates that the NorthMet Project can be constructed and operated in compliance with environmental and human health standards;

•

On June 2, 2016, the Company agreed to issue up to an additional $14.0 million secured debentures to Glencore to fund permitting and general corporate purposes. The debentures are on similar terms as the existing non-convertible senior secured Tranche F-J Debentures;

•	Repayment of $4.0 million initial principal loan from the Iron Range Resources and Rehabilitation Board;

•	On July 11, 2016, the Company submitted applications for water-related permits required to construct and operate NorthMet;

•

On July 12, 2016, the Eastern Region Regional Office of the U.S. Forest Service issued its response to comments on the draft Record of Decision on the land exchange and instructed the Superior National Forest to proceed with completing the final ROD;

•	On August 2, 2016, the Company renewed its request for Water Quality Certification under Section 401 of the Clean Water Act;

•	On August 24, 2016, the Company submitted the air quality permit application required to construct and operate NorthMet;

•

On September 14, 2016, Glencore AG agreed to extend the term of $39.757 million of outstanding secured convertible and $62.010 million outstanding secured non- convertible debentures (including interest accrued through September 14, 2016) to March 31, 2018, repayable at any time if it is prudent to do so.

•

Loss for the three months ended July 31, 2016, was $1.555 million compared with $1.698 million for the prior year period. General and administrative expenses for the three months ended July 31, 2016, excluding non-cash share-based compensation, were $0.945 million compared with $1.041 million for the prior year period. Other expenses were $0.377 million compared with $0.530 million for the prior year period;

•

Loss for the six months ended July 31, 2016, was $3.907 million compared with $5.256 million for the prior year period. General and administrative expenses for the six months ended July 31, 2016, excluding non-cash share-based compensation, were $2.158 million compared with $2.258 million for the prior year period. Other expenses were $0.889 million compared with $2.745 million for the prior year period, which included a one-time non-cash loss of $1.852 million on the disposal of wetland credit intangibles;

•

At July 31, 2016, the Company had cash of $2.294 million compared with $10.256 million at January 31, 2016. Subsequent to July 31, 2016, the Company received $3.000 million with the issuance of the Tranche M Debenture. At July 31, 2016, short-term debt totaled $38.960 million senior secured convertible debt and $57.719 million non- convertible debt;

•

PolyMet invested $4.553 million cash into its NorthMet Project during the three months ended July 31, 2016, compared with $8.078 million in the prior year period, and invested $11.411 million during the six months ended July 31, 2016, compared with $13.884 million in the prior year period; and

•

As of July 31, 2016, PolyMet had spent $111.1 million on environmental review and permitting, of which $104.7 million has been spent since the NorthMet Project moved from exploration to development stage.

GOALS AND OBJECTIVES FOR THE NEXT TWELVE MONTHS

The environmental review and permitting process is managed by the regulatory agencies and, therefore, timelines are not within PolyMet’s control. Given these circumstances, PolyMet’s objectives include:

•	U.S. Forest Service issuance of its final ROD on the proposed land exchange and transfer of title to the surface rights over and around the NorthMet mineral rights to PolyMet;

•	Decision on 401 Water Quality Certification and 404 Wetlands final ROD under the Clean Water Act;

•	Submission of remaining major state permit applications and decisions on permit issuance;

•	Completion of Definitive Cost Estimate and Project Update following permits;

•	Completion of project implementation plan;

•	Repayment, restructuring, and/or conversion of Glencore loans; and

•	Completion of construction finance plan including commitment of debt prior to the issuance of permits, subject to typical conditions precedent such as receipt of key permits.

Key Statistics

(in ‘000 US dollars, except per share amounts)

Balance Sheet	July 31, 2016	January 31, 2016

Cash	$2,294	$10,256
Pro Forma working capital deficit (see note)	(2,272)	2,162
Total assets	354,894	337,660
Total liabilities	172,617	153,003
Shareholders’ equity	182,277	184,657

Note: the working capital deficit is pro forma reflecting extension of the due date of $38.960 million secured convertible debentures and $57.719 million of secured non-convertible debentures to the earlier of March 31, 2018, the availability of at least $125 million of financing, or when it is prudent for PolyMet to repay the debt.

	Three months ended		Six months ended
Income Statement	July 31,		July 31,
	2016	2015	2016	2015

General & administrative expense excluding non-cash share-based compensation	$945	$1,041	$2,158	$2,258

Non-cash share-based compensation	233	127	860	253

Other Expenses
Finance & Other	377	530	889	893
Non-cash loss on disposal of
Intangibles	-	-	-	1,852
Loss before tax	$1,555	$1,698	$3,907	$5,256
Other Comprehensive (Income)	$(48)	$(59)	$(104)	$(75)
Loss per share	$0.01	$0.01	$0.01	$0.02
Investing Activities:
NorthMet Property	$4,553	$8,078	$11,411	$13,884
Weighted average shares outstanding	277,735,782	276,521,018	277,707,740	276,496,063

*    *    *    *    *

About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that owns 100 percent of Poly Met Mining, Inc., a Minnesota corporation that controls 100 percent of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100 percent of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Iron Range in northeastern Minnesota. Poly Met Mining, Inc. has completed its Definitive Feasibility Study. The NorthMet Final EIS was published in November 2015, preparing the way for decisions on permit applications. NorthMet is expected to require approximately two million hours of construction labor, creating approximately 360 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per:	"Jon Cherry"

Jon Cherry, CEO

For further information, please contact:

Media
Bruce Richardson
Corporate Communications
Tel: +1 (651) 389-4111
brichardson@polymetmining.com

Investor Relations
Jenny Knudson
Investor Relations
Tel: +1 (651) 389-4110
jknudson@polymetmining.com

PolyMet Disclosures
This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Annual Report on Form 20-F for the fiscal year ended January 31, 2016 and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission, including our Report on Form 6-K providing information with respect to our operations for the three months ended July 31, 2016, for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.